1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2009.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date July 30, 2009	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

OVERSEAS REGULATORY ANNOUNCEMENT

THE SECOND NOTICES OF
THE 2009 FIRST EXTRAORDINARY GENERAL MEETING,
2009 SECOND CLASS MEETING OF THE HOLDERS OF A SHARES
AND 2009 SECOND CLASS MEETING OF THE HOLDERS OF H SHARES

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Aluminum Corporation of China Limited (the "Company") published the Notices of the 2009 First Extraordinary General Meeting, 2009 Second Class Meeting of the Holders of A Shares and 2009 Second Class Meeting of the Holders of H Shares (the "First Notices") on China Securities Journal and the website of the Shanghai Stock Exchange on 9 July 2009. In order to better protect the interest of the public shareholders, the Notices of 2009 First Extraordinary General Meeting, 2009 Second Class Meeting of the Holders of A Shares and 2009 Second Class Meeting of the Holders of H Shares are hereby published again in accordance with the Certain Requirements on Strengthening Protection of Interest of Public Shareholders issued by China Securities Regulatory Commission.

Important Notice

*	Time of the meetings:

1.	Time of the onsite meetings

2009 First Extraordinary General Meeting: 10:30 a.m. on 24 August 2009

2009 Second Class Meeting of the Holders of A Shares: 11:00 a.m. on 24 August 2009

2009 Second Class Meeting of the Holders of H Shares: 11:15 a.m. on 24 August 2009

2.	Time for on-line voting of holders of A shares: 9:30 a.m. to 11:30 a.m., and 1:00p.m. to 3:00 p.m. on 24 August 2009

*	Venue of the meetings: the conference room of the Company's headquarters at No.62 North Xizhimen Street, Haidian District, Beijing

*	Meeting methods:

1.

The meetings will use both on-site voting and on-line voting. Holders of A shares may participate in on-site or on-line voting. The Company will provide on-line voting platform to holders of A shares via the trading system of Shanghai Stock Exchange. Holders of A shares may exercise their voting rights via the trading system of Shanghai Stock Exchange during on-line voting time (please refer to Appendix 1 for on-line voting procedures). The same A share may choose either on-site or on-line voting. In case of repetitive voting by the same A share (repetitive voting includes but not limited to: repetitive voting by the same A share through on-line voting system, and repetitive voting by the same A share through both on-site and on-line system), the first voting shall prevail.

2.

Holders of A shares voting on-line at the 2009 First Extraordinary General Meeting (the "EGM") on the special resolutions will be deemed as having voted the same on corresponding resolutions of the Class Meeting of Holders of A Shares. Holders of A shares attending the on-site meetings will vote separately at the EGM and Class Meeting of Holders of A Shares.

3.

The EGM, Class Meeting of Holders of A Shares and Class Meeting of Holders of H Shares will vote on sub-items of the "Plan for the Private Offering of A Shares by the Company" item by item. If one or several sub-items are not passed, the "Plan for the Private Offering of A Shares by the Company" will be deemed as not passed.

*	Agenda of the meetings:

1.	To consider and approve the conditions for private offering of A Shares have been complied with by the Company.

2.	To consider and approve the "Feasibility Analysis Report on the Use of Proceeds to be Raised from the Private Offering of A Shares of the Company."

3.	To consider and approve the "Report of Use of Proceeds from the Last Fund Raising Exercise".

4.	To consider and approve the "Plan for the Private Offering of A Shares by the Company" item by item.

5.	To consider and approve the "Detailed Plan for the Private Offering of A Shares."

6.

To consider and approve the authorization to be granted at the general meeting to the Board and persons authorized by the Board to deal with specific matters relating to the private offering of A Shares.

The 13th meeting of the 3rd session of the Board of Aluminum Corporation of China Limited (the "Company'') resolved to convene the 2009 First Extraordinary General Meeting, 2009 Second Class Meeting of the Holders of A Shares and 2009 Second Class Meeting of the Holders of H Shares. Relevant matters are disclosed as follows:

I.	Particulars of the Meetings

1.	Convenor of the meetings: the Board of the Company.

2.	Time of the meetings

(1)	Time for the on-site meetings

2009 First Extraordinary General Meeting: 10:30 a.m. on 24 August 2009

2009 Second Class Meeting of the Holders of A Shares: 11:00 a.m. on 24 August 2009

2009 Second Class Meeting of the Holders of H Shares: 11:15 a.m. on 24 August 2009

(2)	Time for on-line voting of holders of A shares: 9:30 a.m. to 11:30 a.m., and 1:00p.m. to 3:00 p.m. on 24 August 2009

3.	Venue of the meetings: the conference room of the Company's headquarter office at No.62 North Xizhimen Street, Haidian District, Beijing.

4.	Voting methods:

(1)

The meetings will use both on-site voting and on-line voting. Holders of A shares may participate in on-site or on-line voting. The Company will provide on-line voting platform to holders of A shares via the trading system of Shanghai Stock Exchange. Holders of A shares may exercise their voting rights via the trading system of Shanghai Stock Exchange during on-line voting time (please refer to Appendix 1 for on-line voting procedures). The same A share may choose either on-site or on-line voting. In case of repetitive voting by the same A share (repetitive voting includes but not limited to: repetitive voting by the same A share through on-line voting system, and repetitive voting by the same A share through both on-site and on-line system), the first voting shall prevail.

(2)

Holders of A shares voting on-line at the 2009 First EGM on the special resolutions will be deemed as having voted the same on corresponding resolutions of the Class Meeting of Holders of A Shares. Holders of A shares attending the on-site meetings will vote separately on the EGM and the Class Meeting of Holders of A Shares.

(3)

The EGM, Class Meeting of Holders of A Shares and Class Meeting of Holders of H Shares will vote on sub-items of the "Plan for the Private Offering of A Shares by the Company" item by item. If one or several sub-items are not passed, the "Plan for the Private Offering of A Shares by the Company" will be deemed as not passed.

II.	Matters to be Considered at the Meetings

(I)	2009 First Extraordinary General Meeting

Ordinary Resolutions

1.	To consider and approve the conditions for private offering of A Shares have been complied with by the Company.

2.	To consider and approve the "Feasibility Analysis Report on the Use of Proceeds to be Raised by the Private Offering of A Shares of the Company."

3.	To consider and approve the "Report of Use of Proceeds from the Last Fund Raising Exercise".

Special Resolutions

4.	To consider and approve the "Plan for the Private Offering of A Shares of the Company" item by item.

(1)	Type of shares and nominal value: The domestic listed RMB denominated ordinary shares (A Shares), with a nominal value of RMB1.00 each.

(2)	Method of issue: Private offering. The Company will, within 6 months from obtaining the approval of CSRC, issue the A Shares to no more than ten specific target subscribers at the appropriate time.

(3)

Target subscribers: Securities investment fund management companies, securities companies, insurance institutional investors, trust investment companies, finance companies and Qualified Foreign Institutional Investors who are qualified legal persons, natural persons, or other legally qualified investors. The Company will determine the target subscribers after obtaining the relevant approval and in accordance with the "Implementation Details of Private Offering of Shares by Listed Companies" through a bidding process.

(4)	Lock-up period: The A Shares subscribed by the target subscribers are not transferable for a period of 12 months from the date of completion of the offering.

(5)	Subscription method: All target subscribers will subscribe for the A Shares in cash.

(6)

Number of shares to be issued: Not more than one billion A Shares. The number of Shares to be issued will be adjusted correspondingly according to the proportion of changes in the total share capital in case of ex-rights or ex-dividend such as distribution of dividends, bonus issue, capitalization issue, new issue or placing by the Company during the period from the pricing base date to the date of issue of the Shares. The Board proposed that the Board be authorized at the EGM and Class Meetings to finalize the number of A Shares to be issued, having regard to the actual circumstances and after consultation with the lead underwriter(s) of the private offering.

(7)

Pricing base date and issue price: The pricing base date of the offering is the date of announcement of the resolutions of the 13th meeting of the 3rd session of the Board. The issue price will not be less than 90% of the average trading price of the A Shares in the 20 days immediately preceding the pricing base date (the average trading price of the A Shares in the 20 days immediately preceding the pricing base date = the total amount of A Shares traded in the 20 days immediately preceding the pricing base date / the total volume of A Shares traded in the 20 days immediately preceding the pricing base date). The exact price will be determined by the Board after obtaining the approval for the private offering from the CSRC in accordance with the authority granted at the EGM and Class Meetings and in compliance with the"Implementation Details of Private Offering of Shares by Listed Companies", bidding results and in consultation with the lead underwriter(s). The minimum issue price of the offering will be adjusted correspondingly in case of ex-rights or ex-dividend such as distribution of dividends, bonus issue, capitalization issue or placing during the period from the pricing base date of the offering to the issue date of the A Shares.

(8)	Place of listing: After expiration of the lock-up period, the A Shares issued pursuant to the offering will be traded on the Shanghai Stock Exchange.

(9)

Use of proceeds: The proceeds raised will not exceed RMB10 billion. After deduction of the relevant expenses, the proceeds will be used in the Chongqing 800,000 tonnes alumina construction project, Xing Xian alumina project, Zhongzhou Ore-dressing Bayer Process expansion construction project and to supplement the working capital, details of the project investments are as follows:

No.	Project name	Investment required	Proceeds to be utilized
		(RMB)	(RMB)

1	Chongqing 800,000 tonnes alumina construction project	4.754 billion	2.3 billion
2	Xing Xian alumina project	5.23 billion	3.7 billion
3	Zhongzhou Ore-dressing Bayer Process expansion construction project	2.992 billion	2 billion
4	Supplemental working capital	2 billion	2 billion
	Total	14.976 billion	10 billion

If the actual net proceeds raised from the private offering are less than the amount proposed to be utilized as set out above, the Company will make up the shortfall by its own means. If the time at which the proceeds raised does not match the implementation schedule of the projects, the Company may utilize other funds first and swap them with the proceeds raised when the funds are in place.

(10)

Arrangements with regard to the cumulated profits not distributed: After completion of the private offering, the new shareholders and existing shareholders will share the cumulated profits not distributed prior to the private offering.

(11)	Period of validity of the resolutions related to the private offering: 12 months from the date of the resolutions passed at the general meeting, A Share Class Meeting and H Share Class Meeting.

5.	To consider and approve the "Detailed Plan for the Private Offering of A Shares"

Please refer to the "Detailed Plan for the Private Offering of A Shares of Aluminum Corporation of China Limited" separately posted on the website of the Shanghai Stock Exchange (www.sse.com.cn) for details.

6.

To consider and approve the authorization to be granted at the general meeting to the Board and persons authorized by the Board to deal with specific matters relating to the private offering of A Shares.

Upon approval of the "Plan for the Private Offering of A Shares of the Company", the Board will be authorized to deal with, in its sole discretion, all relevant matters relating to the private offering of A Shares, including:

(1)

To authorize the Board to formulate and implement the specific proposal for the private offering of A Shares, to determine the number of shares to be issued, the issue price, the target subscribers, the time for the issue, the commencement and the end of the issue period and all other matters relating to the proposed private offering of A Shares;

(2)

To authorize the Board to revise the plan for the purpose of complying with relevant laws and regulations or the requirements of the relevant securities regulatory authorities (except those matters which are required to be approved afresh at a general meeting pursuant to the relevant laws and regulations and the Articles of Association), and to adjust the projects for which proceeds are to be utilized before the private offering of A Shares, taking into account factors such as the approval of the projects by the relevant authorities, the change in relevant market conditions and the change in the conditions for implementing the projects for which the proceeds are to be utilized;

(3)

To authorize the Board, the Chairman and any person authorized by the Chairman to sign any document relating to the private offering of A Shares and to complete the procedures for all necessary or appropriate applications, submissions, registrations and filings in relation to the private offering of A Shares;

(4)

To authorize the Board, the Chairman and any person authorized by the Chairman to execute, amend, supplement, deliver, submit and implement all agreements and application documents in relation to the private offering of A Shares application and approval process and go through relevant application procedures;

(5)

To authorize the Board to amend the Articles of Association and handle the relevant trade and industry amendment registration upon completion of the private offering of A Shares, and all other matters in relation to the offering;

(6)

To authorize the Board to adjust or reduce the proposed amount of proceeds to be applied in any one or more projects in the event that the actual amount of the net proceeds raised is less than the total proposed amount of proceeds to be applied, and to apply the unused proceeds to supplement the Company's working capital in the event that the actual amount of capital applied to the projects is less than the actual amount of net proceeds raised;

(7)

To authorize the Board, the Chairman and any person authorized by the Chairman to handle matters relating to the listing on the Shanghai Stock Exchange of the A Shares issued pursuant to the private offering of A Shares upon completion of the offering;

(8)	To authorize the Board to deal with, in its absolute discretion, all other matters relating to the private offering of A Shares;

(9)

The authorizations in items (5) to (7) above will be valid from the date of approval at the general meeting and will continue to be valid while the matters relating thereto subsist, and the authorizations under the other items above will be valid for 12 months following the date of approval at the general meeting.

(II)	2009 Second Class Meeting of the Holders of A Shares

1.

To consider and approve the "Plan for the Private Offering of A Shares of the Company" item by item, details of which are set out in the special resolutions of the 2009 First Extraordinary General Meeting.

2.	To consider and approve "Detailed Plan for the Private Offering of A Shares", details of which are set out in the special resolutions of the 2009 First Extraordinary General Meeting.

3.

To consider and approve the authorization to be granted at the general meeting to the Board and persons authorized by the Board to deal with specific matters relating to the private offering of A shares, details of which are set out in special resolutions of 2009 First Extraordinary General Meeting.

(III)	2009 Second Class Meeting of the Holders of H Shares

1.

To consider and approve the "Plan for the Private Offering of A Shares of the Company" item by item, details of which are set out in the special resolutions of the 2009 First Extraordinary General Meeting.

2.	To consider and approve "Detailed Plan for the Private Offering of A Shares", details of which are set out in the special resolutions of the 2009 First Extraordinary General Meeting.

3.

To consider and approve the authorization to be granted at the general meeting to the Board and persons authorized by the Board to deal with specific matters relating to the private offering of A shares, details of which are set out in special resolutions of 2009 First Extraordinary General Meeting.

III.	Attendees

(I)	2009 First Extraordinary General Meeting

1.	Directors, supervisors and senior management members of the Company.

2.

All shareholders of the Company whose names appear on the register of members of China Securities Depository and Clearing Corporation Limited Shanghai Branch after the close of trading in the afternoon of 24 July 2009 (Friday) are entitled to attend the EGM (overseas shareholders of the Company will be notified otherwise).

3.

Any shareholders who meet the aforesaid conditions but cannot attend the EGM in person may authorise and appoint proxies in writing to attend the meeting and vote on his behalf, and such proxies need not to be shareholders of the Company. Please refer to the form of proxy for details.

(II)	2009 Second Class Meeting of the Holders of A Shares

1.	Directors, supervisors and senior management members of the Company.

2.

All holders of A shares of the Company whose names appear on the register of members of China Securities Depository and Clearing Corporation Limited Shanghai Branch after the close of trading in the afternoon of 24 July 2009 (Friday) are entitled to attend the meeting.

3.

Any shareholders who meet the aforesaid conditions but cannot attend the meeting in person may authorise and appoint proxies in writing to attend the meeting and vote on his behalf, and such proxies need not to be shareholders of the Company. Please refer to the form of proxy for details.

(III)	2009 Second Class Meeting of the Holders of H Shares

For attendees of the 2009 Second Class Meeting of the Holders of H Shares, please refer to the overseas notice issued by the Company separately.

IV.	Methods for Attending the Meetings

1.	Notice:

Shareholders intending to attend the meetings shall send the notice for attending the meetings to the Company before 4 August 2009 (Tuesday). Shareholders may send such notice to the Company in person or by mail or by fax.

2.	Registration Method:

Individual shareholders attending the meetings shall bring along their identity cards, shareholder account cards (proxies shall bring along the form of proxy, account card of the principal and identity cards of the proxies) to complete the registration procedures; corporations shall bring along their shareholder account cards, the form of proxy (under seal) signed by authorised representatives and identity cards of the proxies to complete the registration procedures; overseas shareholders may register by mail or fax.

3.	Time of Registration:

9:00 a.m. to 11:30 a.m., and 1:00 p.m. to 5:00 p.m. on 21 August 2009

4.	Place of Registration:

Room 2603, No. 62 North Xizhimen Street, Haidian District, Beijing

5.	Contact Method:

Company Address: No.62 North Xizhimen Street, Haidian District, Beijing

Postal Code: 100082

Contact Persons: Hu Yuan, Zhang Qing

Tel.: (010) 8229 8162, 8229 8150 Fax: (010) 8229 8158

6.	Others

Shareholders and their proxies attending the meetings are responsible for their own transportation and accommodation expenses.

Appendix 1: Online voting procedures for holders of A shares

Aluminum Corporation of China Limited
29 July 2009

Appendix 1:

Aluminum Corporation of China Limited
Online Voting Procedures for Holders of A Shares

1.	Voting Procedures

(1)	Voting code

Voting Code	Voting abbreviation	Number of Proposals for Voting	Note

788600	Chalco Voting	17	A share

(2)	Proposals for Voting

A.	If a shareholder intends to cast a general vote on all resolutions of the general meeting, the voting method is as follows:

Subject matter	Number of proposals	Corresponding declaration price

All proposals of the general meeting	Proposals 1 to 17	RMB99.00

B.	If a shareholder intends to vote on proposals item by item, the voting method is as follows:

No.	Content of Proposal	Corresponding declaration price

(I)	Ordinary resolutions
1	The conditions for private offering of A Shares have been complied with by the Company.	RMB1.00
2	Feasibility Analysis Report on the Use of Proceeds to be Raised by the Private Offering of A Shares of the Company	RMB2.00
3	Report of Use of Proceeds from the Last Fund Raising Exercise	RMB3.00

(II)	Special resolutions
4	Plan for the Private Offering of A Shares by the Company (to consider sub-item 5-15 under this proposal item by item)	RMB4.00
5	Type of shares and nominal value	RMB5.00
6	Method of issue	RMB6.00
7	Target subscribers	RMB7.00
8	Lock-up period	RMB8.00
9	Subscription method	RMB9.00
10	Number of A Shares to be issued	RMB10.00
11	Pricing base date and issue price	RMB11.00
12	Place of listing	RMB12.00
13	Use of proceeds	RMB13.00
14	Arrangements with regard to the cumulated profits not distributed	RMB14.00
15	Period of validity relating to the private offering	RMB15.00
16	Detailed Plan for the Private Offering of A Shares	RMB16.00
17	Authorization to be granted at the general meeting to the Board and persons authorized by the Board to deal with specific matters relating to the private offering of A Shares	RMB17.00

Shareholders only voting on one or several proposals on line shall be deemed to attend the general meeting, and the number of voting rights held by them shall be consolidated into the number of voting rights held by shareholders attending the general meeting. Any proposals failing to be voted on by such shareholders or failing to comply with the requirements of Shanghai Stock Exchange shall be deemed as abstention.

(3)	Voting opinions

Type of Voting Opinion	Corresponding declaration shares

For	1 share
Against	2 shares
Abstaining	3 shares

Note:	Voting for the same proposal can be declared only once, without cancellation

2.	Voting Example

In respect of the resolution relating to authorization to be granted at the general meeting to the Board and persons authorized by the Board to deal with specific matters relating to the private offering of A shares, the voting procedures for investors holding A shares of Aluminum Corporation of China Limited on the record date are as follows:

			Number of shares	Representing voting
Voting Code	Buy/Sell	Declaration price	declared	decision

788600	Buy	RMB17.00	1 share	For
	Buy	RMB17.00	2 shares	Against
	Buy	RMB17.00	3 shares	Abstaining

3.	Notes for Voting

(1)	In case that there are more than one proposals to be resolved at general meeting, declaration to the proposals can be processed in any order but the declaration to vote cannot be cancelled.

(2)	One proposal cannot be declared and voted on more than once. In case of repetitive declarations, the first one shall prevail.

(3)

RMB99.00 represents voting on all proposals of the general proposal. If one holds the same opinion for all proposals of the general proposal, he/she can cast vote on the general proposal (RMB99.00); otherwise, he/she shall vote on the proposals item by item. If the general proposal is voted on following one or more proposals, the proposals voted on shall be subject to their respective voting opinions and other proposals without being voted on shall be subject to voting opinions for the general proposal. If one or more proposals are voted on following the general proposal, voting opinions for the general proposal shall prevail.

(4)	Those declarations failing to fulfill the aforementioned requirements will be void and excluded from the counting of votes.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
29 July 2009

As of the date of this announcement, the members of the Board comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary